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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25


                                               Commission File Number 0-11480
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                           NOTIFICATION OF LATE FILING

(Check one):                [ ] Form 10-KSB        [ ] Form 11-K
                            [ ] Form 20-F   [X] Form 10-QSB       [ ] Form N-SAR

         For Period Ended:                  March  31, 2003
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[ ]  Transition Report on Form 10-KSB      [ ] Transition Report on Form 10-QSB
[ ]  Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

         For the Transition Period Ended:
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         Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        -----------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Biovest International, Inc.
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Former name if applicable


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Address of principal executive office (Street and Number)

                              8500 Evergreen Blvd.
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City, state and zip code              Minneapolis, MN  55433
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         |       (a)      The reasons described in reasonable detail in Part III
         |                of this Form could not be eliminated without
         |                unreasonable effort or expense;
         |
[X]      |       (b)      The subject annual report, semi-annual report,
         |                transition report on Forms 10-K, 10-KSB, 20-F, 11-K or
         |                Form N-SAR, or portion thereof will be filed on or
         |                before the 15th calendar day following the prescribed
         |                due date; or the subject quarterly report or
         |                transition report on Form 10-Q, 10-QSB, or portion
         |                thereof will be filed on or before the fifth calendar
         |                day following the prescribed due date; and
         |
         |       (c)      The accountant's statement or other exhibit required
         |                by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The Form 10-QSB could not be filed within the prescribed period due to the combined effects of the financial condition of the Registrant, the investment agreement in place and pending closing with an investor that will change the ownership control of the Registrant and changes in the internal organization of the Registrant and Board of Directors, resulting in a delay in the ability to compile the information required prior to the original filing deadline.



                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                           Thomas F. Belleau     (763)          786-0302
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                           (Name)             (Area Code)  (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X]   Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X]   Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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         The statements of operations to be included in the Registrant's
Quarterly Report on Form 10-QSB for the quarter and six months ended March 31, 2003, as compared to the Registrant's Quarterly Report on Form 10-QSB for the quarter and six months ended March 31, 2002, will reflect significant changes in the Registrant's results of operations because of decreases in revenues, decreases in marketing, general and administrative expenses and cost of sales and increases in research and development costs for the quarter and decreases for the six month period. For the three and six months ended March 31, 2003, the Registrant expects to report a net loss of $1,518,000 and $2,721,000. In comparison, for the three and six months ended March 31, 2002, the Registrant reported a net loss of $928,000 and 2,461,000.








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                           Biovest International, Inc.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    May 15, 2003         By:/s/ Thomas F. Belleau,  Chief Financial Officer
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